EXHIBIT 3(i).1

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF INCORPORATION

OF

XECHEM INTERNATIONAL, INC.

Xechem International, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), DOES HEREBY CERTIFY AS FOLLOWS:

The First Paragraph of Article FOURTH (Authorized Shares) of the Certificate of Incorporation of the Corporation is hereby amended to increase the authorized shares of common stock so that as amended the number of authorized common stock is increased to 5,000,000,000 shares and shall read as follows:

“The aggregate number of shares which the Corporation shall have authority to issue is 5,050,000,000, of which 2,500 shares of the par value of $.00001 per share shall be designated "Class A Voting Preferred Stock," 1,150 shares of the par value of $.00001 per share shall be designated "Class B 8% Preferred Stock," 49,996,350 shares of the par value of $.00001 per share shall be designated "Class C Preferred Stock," and 5,000,000,000 shares of the par value of $.00001 per share shall be designated "Common Stock.”

In accordance with Sections 242 and 228 of the Delaware General Corporation Law, the above certificate of amendment has been duly approved by the board of directors and stockholders of the Corporation.

IN WITNESS WHEREOF, Xechem International, Inc. has caused this Certificate to be signed by Ramesh C. Pandey, its President and Chief Executive Officer, who does make this Certificate and declare and certify under penalty of perjury that this is the act and deed of the Corporation and that the facts stated therein are true, and accordingly has caused this Certificate to be executed this 24 day of October, 2006.

By:	/s/ Ramesh C. Pandey
Name: Ramesh C. Pandey Its: President and Chief Executive Officer